SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of July, 2004

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a press release published by Banco de Chile in local newspapers on July 23, 2004, regarding consolidated financial statements for the six months ended June 30, 2004.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of June 30, 2004 and 2003

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30,
(Expressed in million of Chilean pesos)
________________

ASSETS	2004	2003
	MCh$	MCh$

	667,578.9	1,058,669.7
CASH AND DUE FROM BANKS

LOANS:
Commercial loans	2,632,580.8	2,671,230.0
Foreign trade loans	703,318.3	686,945.8
Consumer loans	637,234.4	517,661.4
Mortgage loans	1,031,097.4	1,169,789.6
Leasing contracts	306,129.3	270,446.9
Contingent loans	492,296.4	409,626.2
Other outstanding loans	595,875.8	375,713.9
Past due loans	96,148.8	145,679.8

Total loans	6,494,681.2	6,247,093.6
Allowance for loan losses	(160,735.5)	(206,209.9)

Total loans, net	6,333,945.7	6,040,883.7

OTHER LOANS:
Interbank loans	51,620.3	24,099.2
Investments purchased under agreements to resell	48,994.7	37,710.3

Total other loans	100,615.0	61,809.5

INVESTMENTS:
Government securities	1,110,686.1	1,057,156.0
Other financial investments	375,693.2	478,201.1
Investment collaterall under agreements to repurchase	464,498.1	269,846.1
Assets held for leasing	21,062.1	10,783.1
Assets received in lieu of payment	16,548.7	19,423.4
Other non financial investments	2.2	2.3

Total investments	1,988,490.4	1,835,412.0

OTHER ASSETS	343,987.9	208,540.3

FIXED ASSETS:
Bank premises and equipment, net	127,036.6	133,414.1
Investments in other companies	4,850.9	3,446.6

Total fixed assets	131,887.5	136,860.7

Total assets	9,566,505.4	9,342,175.9

LIABILITIES AND SHAREHOLDERS´ EQUITY	2004	2003
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,351,802.6	1,158,648.3
Time deposits	3,849,991.8	3,737,809.3
Other demand and time deposits	629,729.4	894,461.7
Securities sold under agreements to repurchase	471,540.6	297,113.0
Mortgage finance bonds	975,050.7	1,055,064.2
Contingent liabilities	493,511.3	409,675.7

Total deposits and other liabilities	7,771,626.4	7,552,772.2

BONDS ISSUED:
Bonds	2,749.0	3,927.6
Subordinated bonds	267,233.1	278,190.2

Total bonds issued	269,982.1	282,117.8

BORROWINGS FROM FINANCIAL INSTITUTIONS AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	2,299.1	3,208.1
Borrowings from domestic financial institutions	3.446.0	88,398.9
Foreign borrowings	634,880.8	517,004.5
Other liabilities	42,224.1	37,666.7

Total borrowings from financial institutions and
Central Bank	682,850.0	646,278.2

OTHER LIABILITIES	242,677.9	222,055.5

Total liabilities	8,967,136.4	8,703,223.7

MINORITY INTEREST	0.9	4.5

SHAREHOLDERS´ EQUITY:
Capital and reserves	511,840.4	565,172.0
Other equity accounts	5,147.1	6,886.2
Net income for the period	82,380.6	66,889.5

Total shareholders´equity	599,368.1	638,947.7

Total liabilities and shareholders´ equity	9,566,505.4	9,342,175.9

	2004	2003
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	276,669.7	275,485.5
Gains from trading activities	15,227.1	16,164.0
Income from fees and other services	68,299.2	57,057.6
Gains from foreign exchange transactions	—	6,865.2
Other operating income	9,010.2	6,798.6

Total operating revenues	369,206.2	362,370.9
Less:
Interest expense	(95,181.2)	(122,887.2)
Losses from trading activities	(8,754.3)	(7,011.8)
Expenses from fees and other services	(13,561.6)	(11,868.5)
Losses from foreign exchange transactions	(17,760.2)	—
Other operating expenses	(5,799.7)	(6,010.9)

Gross margin	228,149.2	214,592.5
Personnel salaries and expenses	(63,285.4)	(58,936.0)
Administrative and other expenses	(39,761.8)	(41,459.8)
Depreciation and amortization	(8,087.0)	(10,132.7)

Net margin	117,015.0	104,064.0
Provision for loan losses	(21,464.1)	(20,393.1)

Total operating income	95,550.9	83,670.9

NON OPERATING RESULTS:
Non operating income	3,245.6	2,145.5
Non operating expenses	(4,527.0)	(4,983.0)
Equity participation in net income (loss) in investments in other companies	173.2	(2,197.5)
Net loss from price-level restatement	(1,909.2)	(4,273.0)

Income before income taxes	92,533.5	74,362.9
Income taxes	(10,152.1)	(7,472.4)

Income after income taxes	82,381.4	66,890.5
Minority interest	(0.8)	(1.0)

Net income for the period	82,380.6	66,889.5

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2004

Banco de Chile

By:	/S/ Julio Guzmán H.
Julio Guzmán Herrera Acting General Manager